Exhibit 2.2

STOCKHOLDER AGREEMENT

This STOCKHOLDER AGREEMENT (this “Agreement”), dated as of April 7, 2004, is made and entered into among TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation (“Parent”), MEADOW MERGER SUB INC., a Nebraska corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the individuals listed under the heading “STOCKHOLDERS” on the signature page hereof (each, a “Stockholder” and collectively, the “Stockholders”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (“beneficial owner,” “beneficial ownership,” “beneficially,” and related terms, wherever used herein, within the meaning of Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including, without limitation, Rule 13d-3 under the Exchange Act)) of the number of common shares, par value $0.10 (“Company Common Stock”), of Isco, Inc., a Nebraska corporation (the “Company”), set forth opposite such Stockholder’s name on Exhibit A hereto (the total number of shares of Company Common Stock beneficially owned by the Stockholders, and any other Company Common Stock or any stock option that either Stockholder may acquire, as record or beneficial holder, whether by means of purchase, dividend, distribution, or otherwise, prior to the termination of this Agreement, together with all associated rights and interests, being collectively referred to as the “Shares”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Parent, and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) of even date herewith, which (upon the terms and subject to the conditions set forth therein) provides for the merger of Merger Sub with and into the Company (the “Merger”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have requested the Stockholders to agree, and in order to induce Parent and Merger Sub to enter into the Merger Agreement the Stockholders have agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants, and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE IX

STOCKHOLDERS’ REPRESENTATIONS AND WARRANTIES

Each Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

Section 9.1              Due Organization and Authorization.  Stockholder possesses the requisite power and authority to execute, deliver, and perform this Agreement, to appoint or cause to be appointed Merger Sub and Parent (or any nominee thereof) as Stockholder’s Proxy (as defined below), and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid, and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.  There is no other beneficial owner of any of the Shares set forth opposite Stockholder’s name on Exhibit A hereto or other beneficiary or holder of any other interest in any of such Shares whose consent is required for the execution and delivery of this Agreement or for the consummation by Stockholder of the transactions contemplated hereby.

Section 9.2              No Conflicts; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, (i) conflict with or violate any law applicable to Stockholder or by which Stockholder or any of Stockholder’s assets are bound or affected, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration, or cancellation of, or result in the creation of a lien or encumbrance on any assets of Stockholder, including, without limitation, the Shares set forth opposite Stockholder’s name on Exhibit A hereto, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of Stockholder’s assets are bound or affected, except in the case of clause (ii), for such matters as would not prevent or in any way impair Stockholder’s ability to perform Stockholder’s obligations under this Agreement.

(b)         The execution and delivery of this Agreement by Stockholder do not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign.

Section 9.3              Title to Shares.  Stockholder is the sole beneficial owner of the shares of Company Common Stock set forth opposite Stockholder’s name on Exhibit A hereto, free and clear of any pledge, lien, security interest, mortgage, claim, proxy, voting restriction or other voting trust, agreement, understanding, or arrangement of any kind, right of first refusal or other limitation on disposition, adverse claim of ownership, or other encumbrance of any kind, other than restrictions imposed by securities laws or pursuant to this Agreement.  As of the date hereof, Stockholder does not own beneficially or of record any other shares of Company Common Stock or any option to acquire any such shares.

Section 9.4              Information for Offer Documents and Proxy Statement.  None of the information relating to Stockholder and Stockholder’s affiliates provided in writing to the Company by or on behalf of Stockholder or Stockholder’s affiliates specifically for inclusion in the Proxy Statement will, at the times the Proxy Statement is filed with the U.S. Securities and Exchange Commission or is first published, sent or given to shareholders of the Company, or at the time of the special meeting of shareholders to consider the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 9.5              Acknowledgment.  Stockholder, on behalf of itself and Stockholder’s affiliates, acknowledges and agrees that neither it nor they shall be paid or shall otherwise be entitled to any broker’s, finder’s, financial advisor’s, or other similar fee or commission in connection with the transactions contemplated hereby or by the Merger Agreement.

ARTICLE X

STOCKHOLDER’S COVENANTS

Each Stockholder hereby covenants to Parent and Merger Sub as follows:

Section 10.1        Voting of Shares.  Stockholder hereby agrees that from the date hereof until the termination of the Agreement pursuant to Section 3.1  (the “Term”), at any meeting of the shareholders of the Company however called and in any action by written consent of the shareholders of the Company, in each case before the Effective Time, Stockholder shall vote (or direct the record owner of Stockholder’s Shares to vote) Stockholder’s Shares (i) in favor of the Merger and the Merger Agreement; (ii) if so directed by Parent, against any Takeover Proposal and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could reasonably be expected to result in any of the Company’s obligations under the Merger Agreement not being fulfilled, any change in the composition of the board of directors of the Company (except as contemplated by the Merger Agreement), any change in the present capitalization of the Company or any amendment to the Company’s corporate structure or business, or any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement or the Merger Agreement or the likelihood of such transactions being consummated; and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of shareholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including, without limitation, documents enabling Parent and Merger Sub or their nominee(s) to vote Stockholder’s Shares directly.

Section 10.2        Proxy.  Stockholder hereby revokes all prior proxies or powers of attorney with respect to any and all of Stockholder’s Shares.  During the Term, Stockholder hereby constitutes and appoints Parent and Merger Sub, or any nominee designated by Parent and Merger Sub, with full power of substitution and resubstitution at any time during the Term, as Stockholder’s true and lawful attorney and proxy (“Proxy”), for and in its name, place, and stead, in the Proxy’s discretion, to demand that the Secretary of the Company call a special meeting of the shareholders of the Company for the purpose of considering any matter referred to in Section 2.1 and to vote each Share held by Stockholder as Stockholder’s Proxy in respect of any such matter, at every annual, special, adjourned, or postponed meeting of the shareholders of the Company, including, without limitation, the right to sign its name as Stockholder (or to direct the record owner to sign its name as Stockholder) to any consent, certificate, or other document relating to the Company that the law of the State of Nebraska might permit or require.  THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM.  Stockholder will take such further action and execute such other documents as may be necessary to effectuate the intent of this Section 2.2.

Section 10.3        Restrictions on Transfer, Proxies and Non-Interference.

(a)          Stockholder hereby agrees, until the termination of this Agreement pursuant to Section 3.1 not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of Stockholder’s Shares, (ii) grant any proxies, deposit any of Stockholder’s Shares into a voting trust or enter into a voting agreement with respect to any of Stockholder’s Shares, or (iii) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing, impairing, or disabling Stockholder from timely and promptly performing Stockholder’s obligations under this Agreement.

(b)         Stockholder hereby agrees, if so requested by Parent, (i) that the Shares held by Stockholder shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy and (ii) that, subject to the terms of Section 2.3(a), such Stockholder shall not sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of Stockholder’s Shares without first having the aforementioned legend affixed to the certificates representing such Shares.

Section 10.4        No Solicitation.  Stockholder covenants and agrees that, during the Term, it shall not, directly or indirectly, solicit, initiate, knowingly encourage, or take any other action designed to facilitate any inquiries or the making of any proposal from any Person (other than from Parent or Merger Sub) relating to any transaction that constitutes a Takeover Proposal.  Stockholder further covenants and agrees that, during the Term, it shall not participate in any discussions or negotiations (except with Parent or Merger Sub) regarding, or furnish to any Person (other than Parent or Merger Sub or if required by law or compelled by subpoena or similar legal process) any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any Person (other than Parent and Merger Sub) to make or effect, any transaction that may constitute a Takeover

Proposal.  Stockholder immediately shall cease and cause to be terminated any existing discussions or negotiations of Stockholder and Stockholder’s agents or other representatives with any Person (other than Parent and Merger Sub) with respect to any of the foregoing.  Stockholder shall notify Parent and Merger Sub promptly of any specific proposal or offer made to Stockholder relating to a Takeover Proposal, or any substantive inquiry or contact made to Stockholder specifically relating to a Takeover Proposal, and shall, in any such notice to Parent and Merger Sub, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry, or contact and the material terms and conditions of such proposal, offer, inquiry, or contact.  Notwithstanding the foregoing, Dr. Allington may, in his capacity as an officer of the Company or a member of the Board of Directors of the Company, take such actions, if any, as are permitted by Section 5.2 of the Merger Agreement.

Section 10.5        Mutuality.  Each Stockholder agrees that the terms of this Agreement shall apply to any interest,  spousal or otherwise, of such Stockholder in the Shares described in this Agreement as being owned by the other Stockholder.  The representations, warranties, and covenants of the Stockholders made in this Agreement are joint and several.

ARTICLE XI

MISCELLANEOUS

Section 11.1        Termination.  This Agreement shall terminate and be of no further force and effect: (a) upon the giving of notice in writing by Parent, automatically and without any required further action of the parties hereto or (b) automatically and without any required action of the parties hereto upon the earliest to occur of

(i)                                     the Effective Time,

(ii)                                  any amendment of the Merger Agreement without the written consent of both Stockholders that (x) provides for a reduction in the Merger Consideration below $16.00 per Share or (y) changes the form of the Merger Consideration to other than cash

(iii)                               any termination of the Merger Agreement pursuant to its terms, and

(iv)                              the one year anniversary of the date of this Agreement.

The termination of this Agreement shall not relieve any party hereto from any liability for any breach of this Agreement prior to termination.

Section 11.2        Definitions.  Terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement, as it may be amended from time to time.

Section 11.3        Expenses.  All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 11.4        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon hand delivery, (ii) upon confirmation of receipt of facsimile transmission, or (iii) upon confirmed delivery by a standard overnight courier, to the following address or to such other address that a party hereto might later specify by like notice:

(a)                                  If to Parent or Merger Sub, to:

Teledyne Technologies Incorporated

12333 West Olympic Boulevard

Los Angeles, CA 90064

Attention:  John T. Kuelbs

Telecopier No.:  (310) 893-1610

with a copy to:

Munger, Tolles & Olson LLP

Attention: Robert Denham and Brian Daly

355 South Grand Avenue, 35th Floor

Los Angeles, California  90071-1560

Telecopy: (213) 687-3702

(b)                                 If to Stockholder, to:

Dr. Robert W. Allington

c/o Isco, Inc.

4700 Superior Street

Lincoln, Nebraska  68504

Telecopier No.:  (402) 465-3905

with a copy to:

Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP

Attention:  John S. Zeilinger

1500 Woodmen Tower

Omaha, Nebraska  68102-2068

Telecopier No.:  (402) 231-8556

Section 11.5        Severability.  In the event that any provision in this Agreement is held invalid, illegal, or unenforceable in a jurisdiction, such provision shall be modified or deleted as to the jurisdiction involved but only to the extent necessary to render the same valid, legal, and enforceable.  The validity, legality, and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality, or enforceability of such provision be affected thereby in any other jurisdiction.

Section 11.6        Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect thereto.

Section 11.7        Assignment.  No party hereto may assign or delegate this Agreement or any right, interest, or obligation hereunder; provided, however, that Parent or Merger Sub, in its sole discretion, may assign or delegate its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent without obtaining the consent of any other party hereto; and provided, further, that any such assignment or delegation shall not relieve Parent or Merger Sub from liability hereunder.

Section 11.8        No Third-Party Beneficiaries.  This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by only the parties hereto, their respective successors, and their permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto, their respective successors, and permitted assigns, any rights, remedies, obligations, or liabilities of any nature whatsoever.

Section 11.9        Waiver of Appraisal Rights.  Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger.

Section 11.10  Further Assurance. Each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 11.11  Certain Events.  Stockholder agrees that this Agreement and the obligations hereunder shall attach to Stockholder’s Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.  Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement.

Section 11.12  No Waiver.  The failure of any party hereto to exercise any right, power, or remedy provided under this Agreement or otherwise available at law or in equity, the failure of any party hereto to insist upon compliance by any other party hereto with its respective obligations hereunder, or the existence of any custom or practice of the parties hereto at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power, or remedy or to demand such compliance.

Section 11.13  Specific Performance.  The parties hereto acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, the parties hereto agree that an aggrieved party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement at law, or in equity.

Section 11.14  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to provisions thereof relating to conflicts of law.

Section 11.15  Headings.  The descriptive headings in this Agreement were included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.16  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original.  At the request of another party hereto, each party hereto will confirm facsimile transmission by signing a duplicate original document.

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IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed in a manner sufficient to bind them as of the date first written above.

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Robert Mehrabian
	Name:	Robert Mehrabian
	Title:	Chairman, President and Chief Executive Officer

MEADOW MERGER SUB INC.

By:	/s/ Melanie S. Cibik
	Name:	Melanie Cibik
	Title:	Vice President and Assistant Secretary

STOCKHOLDERS:

/s/ Robert W. Allington
ROBERT W. ALLINGTON

/s/ Mary L. Allington
MARY L. ALLINGTON

S-1

Exhibit A

Name of Beneficial and Record Owner	No. of Shares of Company Common Stock

Robert W. Allington	2,636,104 Shares
264.8277 Shares under the Retirement Plu$ Plan
42,491 Shares exercisable pursuant to options granted under the Isco, Inc. 1996 Stock Option Plan (of which 18,679 shares are currently vested)

Mary L. Allington	100,000 Shares